UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

TriQuint Semiconductor, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89674K103
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,461,478
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,461,478
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,461,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,109,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,109,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,109,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 516,745
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 516,745
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,581
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,581
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,581
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,581
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,581
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,581
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS ALPHA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,777
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 712,777
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,777
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 712,777
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,777
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 712,777
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,777
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 712,777
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,461,478
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,461,478
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,461,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,461,478
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,461,478
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,461,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,461,478
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,461,478
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,461,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,461,478
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,461,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,461,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,461,478
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,461,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,461,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,461,478
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,461,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,461,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON RICHARD S. HILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON SOHAIL KHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON CATHAL PHELAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 610
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON RICHARD H. WILLS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 2,109,686 Shares beneficially owned by Starboard V&O Fund is approximately $9,690,415, excluding brokerage commissions. The aggregate purchase price of the 516,745 Shares beneficially owned by Starboard S LLC is approximately $3,955,210, excluding brokerage commissions. The aggregate purchase price of the 309,581 Shares beneficially owned by Starboard C LP is approximately $1,425,082, excluding brokerage commissions. The aggregate purchase price of the 712,777 Shares beneficially owned by Alpha LLC is approximately $3,425,580, excluding brokerage commissions.  The aggregate purchase price of the 812,689 Shares held in the Starboard Value LP Account is approximately $5,936,506, excluding brokerage commissions.

The Shares purchased by each of Messrs. Khan, Hill, Phelan and Wills were purchased in the open market with personal funds.  The aggregate purchase price of the 20,000 Shares owned directly by Mr. Khan is approximately $125,892, excluding brokerage commissions. The aggregate purchase price of the 309 Shares owned directly by Mr. Hill is approximately $2,435, excluding brokerage commissions. The aggregate purchase price of the 610 Shares owned directly by Mr. Phelan is approximately $4,904, excluding brokerage commissions. The aggregate purchase price of the 1,000 Shares owned directly by Mr. Wills is approximately $8,030, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Starboard Value LP and its affiliates (collectively, “Starboard”) believe the Issuer’s announcement to merge with RF Micro Devices, Inc. (“RFMD”) and form a new company (“NewCo”) is in the best interests of shareholders and has the potential to create substantial long-term value.  Starboard has conducted significant diligence on both the Issuer and RFMD as well as the announced merger.  Starboard’s analysis demonstrates that the synergies for both companies are far higher than the $150 million that has been publicly committed.  In fact, Starboard’s analysis demonstrates that the synergies between the Issuer and RFMD should be between $200 million and $250 million through a combination of R&D and SG&A savings, test and assembly savings, and facility consolidation.  Further, to the extent that the current RFMD merger closes, Starboard believes that there is an opportunity to combine the Issuer’s Networks & Defense business with parts of RFMD’s Multi-Market Products Group to create a leader in the niche ultra-high-end GaAs and GaN semiconductor market for military, defense and networking applications, which in Starboard’s opinion would trade at a substantially higher multiple than where the Issuer or RFMD currently trade.  Starboard also believes this new business could either be spun out as an independent public company, or merged in a tax-free basis with another high-end networks and defense company which could generate substantial synergies from the combination.

Starboard also believes that the Issuer is a highly strategic asset for a number of well-capitalized companies in the RF and semiconductor markets, and to the extent that an alternative acquisition or merger proposal emerges, Starboard reserves its rights to evaluate any such alternative proposal in relation to the announced RFMD merger.

CUSIP NO. 89674K103

Starboard continues to have discussions with the board of directors of the Issuer (the “Board”) regarding Starboard’s director nominations and believes that the addition of at least one new individual to the board of directors of NewCo would be in the best interests of the Issuer’s Board and shareholders.

Due to the recent stock price appreciation of the Issuer’s Shares, Starboard has reduced the size of its position in the Issuer as part of its regular portfolio management activities.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 163,762,526 Shares outstanding, as of February 18, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 21, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on March 28, 2014, Starboard V&O Fund beneficially owned 2,109,686 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 2,109,686
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,109,686
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on March 28, 2014, Starboard S LLC beneficially owned 516,745 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 516,745
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 516,745
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

C.	Starboard C LP

(a)	As of the close of business on March 28, 2014, Starboard C LP beneficially owned 309,581 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,581
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,581
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 309,581 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,581
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,581
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 309,581 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,581
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,581
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

F.	Alpha LLC

(a)	As of the close of business on March 28, 2014, Alpha LLC beneficially owned 712,777 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 712,777
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,777
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Leaders Fund

(a)	Leaders Fund, as a member of Alpha LLC, may be deemed the beneficial owner of the 712,777 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 712,777
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,777
4. Shared power to dispose or direct the disposition: 0

(c)
Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Starboard A LP

(a)	Starboard A LP, as the general partner of Leaders Fund and the managing member of Alpha LLC, may be deemed the beneficial owner of the 712,777 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 712,777
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,777
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 712,777 shares owned by Alpha LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 712,777
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,777
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on March 28, 2014, 812,689 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,109,686 Shares owned by Starboard V&O Fund, (ii) 516,745 Shares owned by Starboard S LLC, (iii) 309,581 Shares owned by Starboard C LP, (iv) 712,777 Shares owned by Alpha LLC and (v) 812,689 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 4,461,478
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,461,478
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,109,686 Shares owned by Starboard V&O Fund, (ii) 516,745 Shares owned by Starboard S LLC, (iii) 309,581 Shares owned by Starboard C LP, (iv) 712,777 Shares owned by Alpha LLC and (v) 812,689 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 4,461,478
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,461,478
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 89674K103

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,109,686 Shares owned by Starboard V&O Fund, (ii) 516,745 Shares owned by Starboard S LLC, (iii) 309,581 Shares owned by Starboard C LP, (iv) 712,777 Shares owned by Alpha LLC and (v) 812,689 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 4,461,478
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,461,478
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,109,686 Shares owned by Starboard V&O Fund, (ii) 516,745 Shares owned by Starboard S LLC, (iii) 309,581 Shares owned by Starboard C LP, (iv) 712,777 Shares owned by Alpha LLC and (v) 812,689 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 4,461,478
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,461,478
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,109,686 Shares owned by Starboard V&O Fund, (ii) 516,745 Shares owned by Starboard S LLC, (iii) 309,581 Shares owned by Starboard C LP, (iv) 712,777 Shares owned by Alpha LLC and (v) 812,689 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

CUSIP NO. 89674K103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,461,478
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,461,478

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Khan

(a)	As of the close of business on March 28, 2014, Mr. Khan directly owned 20,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 20,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Khan has not entered into any transactions in the Shares during the past sixty days.

P.	Mr. Hill

(a)	As of the close of business on March 28, 2014, Mr. Hill directly owned 309 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hill has not entered into any transactions in the Shares during the past sixty days.

Q.	Mr. Phelan

(a)	As of the close of business on March 28, 2014, Mr. Phelan directly owned 610 Shares.

Percentage: Less than 1%

CUSIP NO. 89674K103

(b)	1. Sole power to vote or direct vote: 610
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 610
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Phelan has not entered into any transactions in the Shares during the past sixty days.

O.	Mr. Wills

(a)	As of the close of business on March 28, 2014, Mr. Wills directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Wills has not entered into any transactions in the Shares during the past sixty days.

As of March 28, 2014, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 89674K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS ALPHA LLC
By: Starboard Value A LP,
      its managing manager

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 89674K103

/s/ Richard S. Hill
RICHARD S. HILL

/s/ Sohail Khan
SOHAIL KHAN

/s/ Cathal Phelan
CATHAL PHELAN

/s/ Richard H. Wills
RICHARD H. WILLS

CUSIP NO. 89674K103

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

(214,021)	12.3008	02/28/2014
(164,273)	12.1386	03/03/2014
(184,607)	12.4878	03/04/2014
(99,113)	12.6184	03/05/2014
(23,643)	12.6650	03/06/2014
(359,811)	13.2736	03/26/2014
(351,353)	13.1185	03/26/2014
(187,284)	13.1905	03/27/2014
(2,314,931)	13.3500	03/28/2014

STARBOARD VALUE AND OPPORTUNITY S LLC

(52,422)	12.3008	02/28/2014
(40,237)	12.1386	03/03/2014
(45,218)	12.4878	03/04/2014
(24,277)	12.6184	03/05/2014
(5,791)	12.6650	03/06/2014
(88,132)	13.2736	03/26/2014
(86,060)	13.1185	03/26/2014
(45,873)	13.1905	03/27/2014
(567,018)	13.3500	03/28/2014

STARBOARD VALUE AND OPPORTUNITY C LP

(31,406)	12.3008	02/28/2014
(24,105)	12.1386	03/03/2014
(27,090)	12.4878	03/04/2014
(14,544)	12.6184	03/05/2014
(3,469)	12.6650	03/06/2014
(52,800)	13.2736	03/26/2014
(51,558)	13.1185	03/26/2014
(27,482)	13.1905	03/27/2014
(339,699)	13.3500	03/28/2014

STARBOARD LEADERS ALPHA LLC

(72,309)	12.3008	02/28/2014
(55,501)	12.1386	03/03/2014
(62,371)	12.4878	03/04/2014
(33,486)	12.6184	03/05/2014
(7,989)	12.6650	03/06/2014
(121,564)	13.2736	03/26/2014
(118,708)	13.1185	03/26/2014
(63,276)	13.1905	03/27/2014
(782,121)	13.3500	03/28/2014

CUSIP NO. 89674K103

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

(82,445)	12.3008	02/28/2014
(63,281)	12.1386	03/03/2014
(71,114)	12.4878	03/04/2014
(38,180)	12.6184	03/05/2014
(9,108)	12.6650	03/06/2014
(138,606)	13.2736	03/26/2014
(135,348)	13.1185	03/26/2014
(72,145)	13.1905	03/27/2014
(891,753)	13.3500	03/28/2014